================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        ----------------------------------

                            FOAMEX INTERNATIONAL INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, $ .01 PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   06414910 7

                                 (CUSIP NUMBER)
                                 --------------

                               MR. GEORGE E. WHYTE
              SENIOR VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             THE BANK OF NOVA SCOTIA
                               44 KING STREET WEST
                             SCOTIA PLAZA, 8TH FLOOR
                            TORONTO, ONTARIO, CANADA
                                     M5H 1H1
                                 (416) 866-6967

            HOLDING CERTAIN SHARES THROUGH ITS NOMINEE, CALDER & CO.

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)
                           --------------------------
                                RICHARD G. MASON
                         WACHTELL, LIPTON, ROSEN & KATZ
                                51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1252

                                OCTOBER 31, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                       (Continued on the following pages)
                              (Page 1 of 15 pages)

================================================================================

------------------------------                  -------------------------------
| CUSIP NO.   06414910 7     |        13D       |        (PAGE 2 OF 15)        |
------------------------------                  -------------------------------

--------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSONS                                                |
|   | The Bank of Nova Scotia                                                  |
|   |                                                                          |
|   | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                      |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]        |
|   |                                                          (b)  [ ]        |
|---|--------------------------------------------------------------------------|
| 3 | SEC USE ONLY                                                             |
|---|--------------------------------------------------------------------------|
| 4 | SOURCE OF FUNDS                                                          |
|   | OO                                                                       |
|---|--------------------------------------------------------------------------|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        |
|   | TO ITEM 2(D) OR 2(E)                                                 [ ] |
|---|--------------------------------------------------------------------------|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                     |
|   | Canada                                                                   |
|------------------------------------------------------------------------------|
|NUMBER OF SHARES  | 7 |  SOLE VOTING POWER                                    |
|                  |   |  5,750,426                                            |
|                  |---|-------------------------------------------------------|
| BENEFICIALLY     | 8 |  SHARED VOTING POWER                                  |
|   OWNED BY       |   |  0                                                    |
|                  |---|-------------------------------------------------------|
|EACH REPORTING    | 9 |  SOLE DISPOSITIVE POWER                               |
|                  |   |  5,750,426                                            |
|                  |---|-------------------------------------------------------|
| PERSON WITH      | 10|  SHARED DISPOSITIVE POWER                             |
|                  |   |  0                                                    |
|------------------------------------------------------------------------------|
|11 |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|   |  5,750,426                                                               |
|---|--------------------------------------------------------------------------|
|12 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  |
|   |  CERTAIN SHARES                                                      [X] |
|---|--------------------------------------------------------------------------|
|13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       |
|   | 24.4% (calculated on the basis of 23,559,994 shares of voting common     |
|   | stock outstanding, derived from the 25,059,994 shares reported on the  |
|   | Form 10-Q for the quarterly period ended June 30, 2000 minus the         |
|   | 1,500,000 shares returned pursuant to the Share Exchange Agreement, as   |
|   | described below).                                                        |
|---|--------------------------------------------------------------------------|
|14 | TYPE OF REPORTING PERSON                                                 |
|   | BK                                                                       |
--------------------------------------------------------------------------------

------------------------------                  -------------------------------
|CUSIP NO.                   |       13D        |        (PAGE 3 OF 15)        |
------------------------------                  -------------------------------

-------------------------------------------------------------------------------
| 1 | NAME OF REPORTING PERSONS                                                |
|   | Calder & Co.                                                             |
|   |                                                                          |
|   | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                      |
|   |                                                                          |
|---|--------------------------------------------------------------------------|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]      |
|   |                                                            (b)  [ ]      |
|---|--------------------------------------------------------------------------|
| 3 | SEC USE ONLY                                                             |
|---|--------------------------------------------------------------------------|
| 4 | SOURCE OF FUNDS                                                          |
|   | OO                                                                       |
|---|--------------------------------------------------------------------------|
| 5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        |
|   | TO ITEM 2(D) OR 2(E)                                               [ ]   |
|---|--------------------------------------------------------------------------|
| 6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                     |
|   | New York, United States                                                  |
|------------------------------------------------------------------------------|
|NUMBER OF SHARES | 7 |  SOLE VOTING POWER                                     |
|                 |   |  5,697,426                                             |
|                 -------------------------------------------------------------|
| BENEFICIALLY    | 8 | SHARED VOTING POWER                                    |
|   OWNED BY      |   |   0                                                    |
|                 |---|--------------------------------------------------------|
|EACH REPORTING   | 9 | SOLE DISPOSITIVE POWER                                 |
|                 |   | 5,697,426                                              |
|                 |---|--------------------------------------------------------|
| PERSON WITH     |10 | SHARED DISPOSITIVE POWER                               |
|                 |   | 0                                                      |
|------------------------------------------------------------------------------|
|11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             |
|   | 5,697,426                                                                |
|---|--------------------------------------------------------------------------|
|12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   |
|   | CERTAIN SHARES                                                     [X]   |
|---|---------------------------------------------------------------------------
|13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       |
|   | 24.2% (calculated on the basis of 23,559,994 shares of voting common     |
|   | stock outstanding, derived from the 25,059,994 shares reported on the    |
|   | Form 10-Q for the quarterly period ended June 30, 2000 minus the         |
|   | 1,500,000 shares returned pursuant to the Share Exchange Agreement, as   |
|   | described below, minus the 53,000 shares that the Bank of Nova Scotia
|   | does not hold through Calder & Co.)
|---|--------------------------------------------------------------------------|
|14 | TYPE OF REPORTING PERSON                                                 |
|   | PN                                                                       |
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          This Schedule 13D relates to shares of Common Stock, par value $ .01 per share (the "Company Common Stock"), of Foamex International Inc. (the "Company"). The principal executive offices of the Company are located at 1000 Columbia Avenue, Linwood, PA 19061.

ITEM 2.  IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by The Bank of Nova Scotia (the "Bank"), whose place of organization is Canada and whose business address is 44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada, M5H 1H1, and by Calder & Co., a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the "Nominee"), whose business address is One Liberty Plaza, New York, New York 10006. Set forth on Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the directors and executive officers of the Bank. Set forth on Appendix B attached hereto and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the partners of the Nominee.

          During the last five years, neither the Bank, nor to its knowledge, any of its directors or executive officers, nor the Nominee, nor to its knowledge, any of its partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

          In the ordinary course of its business, from 1995 through 1999, the Bank made loans and advances, and extended credit and other financial accommodations to or for the benefit of Trace International and/or Trace Foam Sub (collectively "Trace") pursuant to, or in connection with, certain loan agreements, credit agreements, pledge agreements, security agreements, demand notes, guarantees and other agreements, instruments and documents, including without limitation the following (collectively, the "Loan Documents"): Margin Loan Credit Agreement, dated as of August 15, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Second Amended and Restated Credit Agreement, dated as of December 24, 1997, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Guaranty, dated July 28, 1995, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated May 7, 1999, between Trace International and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Amended and Restated Pledge Agreement, dated as of June 30, 1998, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Pledge Agreement, dated as of August 15, 1997, by Trace International in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Trace Foam Sub Guaranty, dated as of December 30, 1998, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Demand Note, dated December 1, 1998, between Trace Foam Sub and the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; Note Pledge Agreement, dated as of March 29, 1999, by Trace Foam Sub in favor of the Bank, as amended, amended and restated, supplemented or otherwise modified from time to time; and Borrower Pledge Agreement, dated as of May 7, 1999, made by Trace Foam Sub in favor of the Bank, as amended.

          On July 21, 1999 Trace filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York.

          The Bank's claims of in excess of US $167,000,000 at the time Trace filed its petitions in addition to the assigned claims of certain other Trace creditors were secured by liens and security interests on certain Trace assets, including as to the assigned claims, 7,000,247 shares of Company Common Stock.

          Pursuant to the Stipulation of Settlement (the "Settlement") between the Bank and John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace (the "Trustee"), entered as an Order by the U.S. Bankruptcy Court for the Southern District of New York on October 18, 2000, and which became final and non-appealable on or about October 31, 2000, the Bank became the owner of 1,500,000 shares of Company Common Stock.

          Pursuant to the Share Exchange Agreement, dated as of July 31, 2000, as amended October 25, 2000, by and between the Bank and the Company (the "Share Exchange Agreement"), on November 2, 2000 the Bank transferred 1,500,000 shares of Company Common Stock to the Company in exchange for 15,000 shares of Company Series B Preferred Stock (the "Company Preferred Stock") to be held the Nominee. At any time, the holders of the Company Preferred Stock may convert each share of Company Preferred Stock, for no further consideration, into 100 shares of Company Common Stock, subject to adjustment; PROVIDED that, until (A) the termination of (1) the Credit Agreement, dated as of June 12, 1997, as amended and restated as of February 27, 1998, as further amended and restated as of June 29, 1999, among Foamex L.P., FMXI, Inc., the lenders and issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents, (2) the Credit Agreement, dated as of February 27, 1998, as amended or as may be amended, among Foamex Carpet Cushion, Inc., the lenders and issuing banks named therein, and Citicorp USA, Inc. and The Bank of Nova Scotia, as administrative agents, (3) the Indenture, dated as of June 12, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc. and the Bank of New York, as trustee, and (4) the Indenture, dated as of December 23, 1997, as supplemented from time to time, by and among Foamex L.P., Foamex Capital Corporation, General Felt Industries, Inc., Foamex Fibers, Inc., Foamex LLC, Crain Holdings Corp. and the Bank of New York, as trustee, or (B) the elimination of the change of control provisions in such Credit Agreements and Indentures, such conversion would not result in any holder becoming the owner of 25% or more of the voting stock of the Company.

          After effectuating the transfer of 1,500,000 shares of Company Common Stock to the Company in exchange for 15,000 shares of Company Preferred Stock to be held by the Nominee, the Trustee released the remaining shares of Company Common Stock and the Bank, through its Nominee, became the owner of 5,697,426 shares of Company Common Stock pursuant to the Settlement.

          As a result of these transactions and its prior holdings of 53,000 shares of Company Common Stock, the Bank has become the owner of 5,750,426 shares of Company Common Stock and 15,000 shares of Company Preferred Stock. The Bank holds 5,697,426 of such shares of Company Common Stock and all of the

15,000 shares of Company Preferred Stock through its Nominee.

          The Bank intends to review its investment in the Company on a continuing basis and, depending upon price and availability of Company securities, subsequent developments affecting the Company, the business and prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider decreasing the size of the Bank's investment in the Company.

          The foregoing descriptions of the Settlement, the Share Exchange Agreement, the terms and conditions of the Series B Preferred Stock and the Nominee do not purport to be complete and are qualified in their entirety by reference to the Settlement, the Share Exchange Agreement, as amended, the Series B Preferred Stock Certificate of Designations, and the Calder & Co. Partnership Agreement, respectively, each of which is filed herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, the Bank, beneficially owns 5,750,426 of the outstanding shares of Company Common Stock. Such shares represent in the aggregate approximately 24.4% of the outstanding shares of Company Common Stock. The Bank holds 5,697,426 shares of such Company Common Stock through its Nominee. The shares held by the Nominee represent in the aggregate approximately 24.2% of the outstanding shares of Company Common Stock.

            (b) The Bank holds sole power to vote and to dispose of the 5,750,426 shares of Company Common Stock. The bank holds 5,697,426 of such shares of Company Stock through its Nominee. The Company Preferred Stock does not have voting privileges.

            (c) Except as described in Item 4 above, the Bank has not effected any transaction in Company Shares during the past 60 days.

            (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the Company Shares.

          As of the date hereof, the Bank, through its Nominee, beneficially owns 15,000 shares of Company Preferred Stock, which are convertible into an aggregate of 1,500,000 shares of the Company Common Stock upon the events described in Item 4. The Bank disclaims beneficial ownership over such 1,500,000 shares of Company Common Stock on the basis that the Company Preferred Stock is not convertible within the next 60 days into such shares of Company Common Stock. If the Bank were to be deemed to beneficially own such shares, it would hold an aggregate of 28.9% of the Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See the information set forth under "Item 4. Purpose of Transaction" which is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Stipulation of Settlement between John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace International Holdings, Inc., and Trace Foam Sub, Inc., and The Bank of Nova Scotia, entered as an Order by the U.S. Bankruptcy Court for the Southern District of New York on October 18, 2000.

Exhibit 99.2 - Share Exchange Agreement, dated July 31, 2000, between Foamex International, Inc. and The Bank of Nova Scotia.

Exhibit 99.3 - Amendment to Share Exchange Letter Agreement, dated October 25,
               2000.

Exhibit 99.4 - Form of Certificate of Designations of Series B Preferred Stock
               of Foamex International, Inc.

Exhibit 99.5 - Partnership Agreement of Calder & Co.

Exhibit 99.6 - Joint Filing Agreement, dated as of November 8, 2000, between The Bank of Nova Scotia and Calder & Co.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2000

                                    THE BANK OF NOVA SCOTIA




                                    By: /s/ D. N. Gillespie
                                        --------------------------
                                        Name:  D. N. Gillespie
                                        Title: Managing Director

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:


                                    CALDER & CO.




                                    By: W. R. Ebbels
                                        ----------------------------
                                        Name:  W. R. Ebbels
                                        Title: Partner

                                   APPENDIX A

             INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE BANK OF NOVA SCOTIA

         NAME OF CORPORATE         PRESENT POSITION WITH THE BANK    CITIZENSHIP
         OFFICERS

         Peter Cowperthwaite       Chairman of the Board and Chief   Canada
         Godsoe                    Executive Officer

         Bruce Robert Birmingham   President                         Canada

         Robert William Chisholm   Vice-Chairman, Domestic Banking   Canada

         Richard Earl Waugh        Vice-Chairman, Wealth Management  Canada
                                   & International Banking

         Barry Reginald Frederick  Co-Chairman and Co-Chief          United
         Luter                     Executive Officer, Scotia Capital Kingdom

         William David Wilson      Co-Chairman and Co-Chief          Canada
                                   Executive Officer,
                                   Scotia Capital

         John Francis Matthew      Senior Executive Vice-President,  Canada
         Crean                     Global Risk Management

         Robert Hartland Pitfield  Executive Vice-President and      Canada
                                   Group Head, Wealth Management

         Stanley Dennis Norman     Executive Vice-President,         Canada
         Belcher                   Investment Banking Credit &
                                   Credit Policy

         Robert Leslie Brooks      Executive Vice-President, &       Canada,
                                   Group Treasurer                   Ireland

         Sylvia Dolores Chrominska Executive Vice-President, Human   Canada
                                    Resources

         Sarabjit S. Marwah        Executive Vice-President & Chief  Canada
                                   Financial Officer

         Margaret Jean Mulligan    Executive Vice President,         Canada
                                   Systems & Operations

         William P. Sutton         Executive Vice-President, Latin   Canada
                                   America, International Banking

         Albert E. Wahbe           Executive Vice-President,         Canada
                                   Electronic Banking

         Warren K. Walker          Executive Vice-President,         Canada
                                   Electronic Delivery

         John Adam Young           Executive Vice-President,         Canada
                                   Domestic Branch Banking


The business address for Executive Officers of the Bank is:
44 King St. West, Toronto, Ontario, Canada M5H 1H1

         NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS    CITIZENSHIP
         DIRECTORS

         Lloyd Ingram Barber       President Emeritus                Canada
                                   University of Regina
                                   Box 510, 800 Green Avenue
                                   Regina Beach, Saskatchewan,
                                   Canada
                                   S0G 4C0

         Malcolm Robert Baxter     Chairman, President & CEO         Canada
                                   Coast Tire & Auto Service Ltd.
                                   91 Millidge Avenue
                                   Saint John, N.B., Canada
                                   E2K 2M3

         Ronald A. Brenneman       President & CEO                   Canada
                                   Petro-Canada
                                   P.O. Box 2844
                                   Calgary, Alberta, Canada
                                   T2P 3E3

         Choong Joong Chen         Senior Partner                    Singapore
                                   Rajah & Tann
                                   Advocates & Solicitors
                                   (Attorneys)
                                   4 Battery Road
                                   15th Floor, Bank of China
                                   Building
                                   Singapore  049908

         Edwin Kendall Cork        Managing Director                 Canada
                                   Sentinel Associates Ltd.
                                   Suite 703, 165 University Avenue
                                   Toronto, Ontario, Canada
                                   M5H 3B9

         Sir Judson Graham Day     Chairman                          Canada,
                                   Hydro One Inc.                    Great
                                   384 Bay Street                    Britain
                                   Toronto, Ontario, Canada

         Nancy Ashleigh Everett    President                         Canada
                                   Royal Canadian Securities Limited
                                   800 - 240 Graham Avenue
                                   Winnipeg, Manitoba, Canada
                                   R3M 0J1

         Maurice Keith Goodrich    Corporate Director                Canada, USA
                                   11730 Shipwatch Drive, Suite 307
                                   Largo, Florida, USA
                                   33774

         NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS    CITIZENSHIP
         DIRECTORS

         The Honourable Henry      Chairman & President              Canada
         N.R. Jackman              E-L Financial Corporation
                                   165 University Avenue
                                   Toronto, Ontario, Canada
                                   M5H 3B8

         Pierre J. Jeanniot        Director General & CEO            Canada
                                   International Air Transport
                                   Association
                                   Route de L'Aeroport 33
                                   P.O. Box 416
                                   CH 1215, Geneva 15, Airport,
                                   Switzerland

         John C. Kerr              Chairman & CEO                    Canada
                                   Lignum Ltd.
                                   1200 - 1090 W. Georgia St.
                                   Vancouver, B.C., Canada
                                   V6E 3V7

         Senator Michael John      Member of the Senate of Canada    Canada
         Langtry Kirby             Government of Canada
                                   Suite 204, 140 Wellington Street
                                   Ottawa, Ontario, Canada
                                   K1A 0A4

         Laurent Lemaire           President & CEO                   Canada
                                   Cascades Inc.
                                   404, Marie-Victorin, C.P. 30
                                   Kingsey Falls, Quebec, Canada
                                   J0A 1B0

         John Thomas Mayberry      President & CEO                   Canada
                                   Dofasco Inc.
                                   P.O. Box 2460
                                   Hamilton, Ontario, Canada
                                   L8N 3J5

         The Honourable Barbara    President & CEO                   Canada
         Jean McDougall            Canadian Institute of
                                   International Affairs
                                   Glendon Hall
                                   2275 Bayview Ave.
                                   Toronto, Ontario, Canada
                                   M4N 3M6

         Ian McDougall             Retired; Consultant (Part-time)   USA
                                   Inco Limited
                                   145 King Street West
                                   Toronto, Ontario, Canada
                                   M5H 4B7

         NAME OF CORPORATE         PRINCIPAL OCCUPATION & ADDRESS    CITIZENSHIP
         DIRECTORS

         Helen Anne Parker         Company Director                  Canada
                                   771 - Towner Park Road
                                   Sidney, B.C., Canada
                                   V8L 5L7

         Elizabeth Parr-Johnston   President, University of New      Canada
                                   Brunswick
                                   58 Waterloo Row
                                   Fredericton, N.B., Canada
                                   E3B 1Y9

         Arthur Richard Andrew     Lawyer                            Canada
         Scace                     McCarthy Tetrault
                                   Suite 4700
                                   Toronto-Dominion Bank Tower
                                   Toronto-Dominion Centre
                                   Toronto, Ontario, Canada
                                   M5K 1E6

         Gerald W. Schwartz        Chairman & CEO                    Canada
                                   Onex Corporation
                                   161 Bay Street
                                   P.O. Box 700
                                   Toronto, Ontario, Canada
                                   M5J 2S1

         Isadore Sharpe            Chairman & Chief Executive        Canada
                                   Officer
                                   Four Seasons Hotels & Resorts
                                   1165 Leslie Street
                                   Toronto, Ontario, Canada
                                   M3C 2K8

         Allan Cameron Shaw        Chairman & CEO                    Canada
                                   The Shaw Group Limited
                                   P.O. Box 996
                                   Halifax, N.S., Canada
                                   B3J 2X1

         Paul David Sobey          President & CEO                   Canada
                                   Empire Company Limited
                                   115 King Street
                                   Stellarton, Nova Scotia, Canada
                                   B0K 1S0

                                   APPENDIX B

               INFORMATION CONCERNING THE PARTNERS OF CALDER & CO.



         NAME OF PARTNER         PRINCIPAL OCCUPATION AND ADDRESS  CITIZENSHIP

         Vilma Pindling          Banker                              U.S.A.
                                 The Bank of Nova Scotia
                                 One Liberty Plaza, 24th Floor
                                 New York, NY  10006

         William R. Ebbels       Banker                              Canada
                                 The Bank of Nova Scotia
                                 One Liberty Plaza, 24th Floor
                                 New York, NY  10006

         Warren Goshine          Banker/Trust Officer                U.S.A.
                                 One Liberty Plaza, 23rd Floor
                                 New York, NY  10006

                                   APPENDIX C

                                INDEX OF EXHIBITS

Exhibit 99.1. Stipulation of Settlement between John S. Pereira, in his capacity as the Chapter 7 Trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc., and The Bank of Nova Scotia.

Exhibit 99.2. Share Exchange Agreement, dated July 31, 2000, between Foamex International, Inc. and The Bank of Nova Scotia.

Exhibit 99.3. Amendment to Share Exchange Letter Agreement, dated October 25, 2000.

Exhibit 99.4. Form of Certificate of Designations of Series B Preferred Stock of Foamex International, Inc.

Exhibit 99.5.   Partnership Agreement of Calder & Co.

Exhibit 99.6 Joint Filing Agreement, dated as of Novembewr 8, 2000, between The Bank of Nova Scotia and Calder & Co.